September 25, 2006

Ms. Tangela Richter

Branch Chief

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549

RE:	Petrohawk Energy Corporation (the “Company”)

Registration Statement on Form S-4

Filed September 1, 2006

File No. 333-137042

Dear Ms. Richter:

Thank you for the comments included in your letter dated September 7, 2006. I have reproduced your comment below and have included specific response.

Form S-4 filed September 1, 2006

Exhibit 5.1

1.	We note that you have provided an opinion limited to the laws of Texas, New York, Delaware, and the applicable federal laws of the United States. The limitation suggests that the opinion cannot be relied upon with respect to the laws of Oklahoma, Louisiana, and New Jersey, which govern some of the guarantees. Please obtain a new opinion that does not include the limitation, or, alternatively, provide an opinion addressing each and all of the applicable state laws.

Response:

We note your comment and have provided an updated legal opinion that provides that the opinion covers the laws of the States of Oklahoma, Louisiana, and New Jersey in addition to Texas, New York and Delaware.

Ms. Tangela Richter

September 25, 2006

*****************

Please do not hesitate to contact me at (713) 951-5807 if you have any questions.

Sincerely,

/s/ William Heller
William T. Heller, IV

cc:	Carmen Moncada-Terry

Floyd C. Wilson

Shane M. Bayless

Petrohawk Energy Corporation

1100 Louisiana Street, Suite 4400

Houston, Texas 77002

September 25, 2006

Via EDGAR electronic transmission

and facsimile (202-772-9368)

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Petrohawk Energy Corporation

Registration Statement on Form S-4

File No. 333-137042

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Petrohawk Energy Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form S-4 so that it becomes effective at 5:00 p.m., Eastern Time, on September 26, 2006, or as soon thereafter as practicable.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 25, 2006

Please address any questions or comments with respect to this request to our counsel, Thompson & Knight LLP, by contacting William T. Heller IV by telephone: (713) 951-5807 or facsimile (713) 654-1871.

Very truly yours,

PETROHAWK ENERGY CORPORATION

By:	/s/ Shane M. Bayless
Shane M. Bayless
Executive Vice President, Chief Financial Officer & Treasurer